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                                                                    Exhibit 99.1

                                                                  Order 99-9-1 I

                            UNITED STATES OF AMERICA
                          DEPARTMENT OF TRANSPORTATION
[LOGO]DEPT OF TRANSP         OFFICE OF THE SECRETARY
      USA                       WASHINGTON, D.C.

                   Issued by the Department of Transportation
                       on the 16th day of September, 1999

------------------------------------------------      Served: September 16, 1999
Application of

NEW AIR CORPORATION                          Docket OST-99-5085 - 215

For exemption from 14 C.F.R. Part 93,
Subparts K and S of 49 U.S.C. Section 41714(c)
------------------------------------------------

                         ORDER GRANTING SLOT EXEMPTIONS
                    AT JOHN F. KENNEDY INTERNATIONAL AIRPORT

SUMMARY

By this order the Department is granting JetBlue Airways Corporation (formerly New Air Corporation) a total of 75 slot exemptions at New York's John F. Kennedy International Airport (JFK), for nonstop, low-fare jet air service to and from JFK. We find that the significant transportation benefits that would be experienced under JetBlue's proposed low-fare operating plan constitute exceptional circumstances, as required by statute, and that grant of the exemptions is in the public interest.

REGULATORY AND LEGISLATIVE BACKGROUND

The High Density Rule, 14 C.F.R. Part 93, Subparts K and S, designates New
York's JFK and       Airports, Chicago's O'Hare Airport, and Ronald Reagan
Washington National Airport as high density traffic airports and prescribes air traffic rules for operating aircraft, other than helicopters, to or from those airports. Those regulations limit the hourly number of allocated Instrument Flight Rule ("IFR") operations (take-offs and landings) that may be reserved for specified classes of users. The authority to conduct a single operation (either a take-off or landing) at one of these airports is commonly referred to as a "slot".

On August 23, 1994, Congress enacted the Federal Aviation Administration Authorization Act of 1994 (Act), which authorized the Department to grant exemptions from the High Density Rule (49 U.S.C. section 4 1714). Consistent with the letter and intent of that authority, as reflected in its legislative history, the Department has utilized its exemption authority to facilitate the vital public interest objective of enabling qualified air carriers to fill voids in underserved markets and to instill needed price competition in specific markets. The Act establishes, as criteria for the grant of an

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application for slot exemptions, that it be in the public interest and, for a new entrant carrier, that exceptional circumstances be found.(1)

FRAMEWORK FOR EVALUATING SLOT EXEMPTION REQUESTS BY NEW ENTRANT CARRIERS

In our past actions on slot exemption applications, we have recognized as an exceptional circumstance the existence of markets that were demonstrably large enough to support nonstop service but had no nonstop service, or the need for low-fare competitive service in a market. We determined that awarding slot exemptions for such service could provide substantial public benefits and would meet the statutory exceptional-circumstances test. Our determination that that test could be met by proposals for competitive service, especially low-fare competitive service, is consistent with statements by members of Congress, the General Accounting Office (GAO), and numerous community groups that we should more vigorously use our statutory authority to promote airline competition. For example, the GAO's 1996 study, AIRLINE DEREGULATION: BARRIERS TO ENTRY CONTINUE IN SEVERAL KEY DOMESTIC MARKETS (the GAO Report), stated that "control of slots by a few airlines greatly deters entry at key airports in Chicago, New York and Washington." We made clear our support for increased competition and our willingness to invoke available tools to promote competition when we stated in our January 6, 1997, response to the GAO Report that "the Department intends to be more receptive to considering competition as a factor in granting slot exemptions to new entrants under the exceptional circumstances criterion." More recently, the National Research Council's Transportation Research Board (TRB) addressed the competitive ramifications of slot controls in its Special Report of August 2, 1999. The TRB Report stated that "increased opportunities for entry and competition in the domestic airline industry" are an important public interest goal, but found that there were obstacles to achieving this goal, "including longstanding rules that curb access to some of the country's largest airports," among them New York's JFK Airport. The TRB Report also noted that "high average fares in many of the city-pair markets involving the hub airports of major airlines have been a recurrent subject of public concern and policy debate during the past two decades..." and that "slot-controlled airports consistently are among the highest-priced markets in the country."

Numerous members of Congress have expressed concern about this problem and various legislative proposals have been introduced to relax or terminate the High

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(1) JetBlue has filed its application for slot exemptions in this docket under section 41714(c), which authorizes the Department to grant exemptions to new entrant air carriers, based on a public interest finding and under circumstances determined by the Secretary to be exceptional. For these purposes, a "new entrant air carrier" may generally be defined as an air carrier or commuter operator that holds or operates (or held or operated, since December 16, 1985) fewer than twelve slots at the airport in question, not including international, EAS, or certain nighttime slots at Ronald Reagan Washington National Airport or LaGuardia Airport. See 49 U.S.C. section 41714(h).

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Density Rule. The Administration endorses such initiatives. In the meantime, consistent with the public interest, the Department will continue to use the exemption powers that Congress has authorized to bring the maximum transportation benefits to the traveling and shipping public.

Our actions in this order conform to the decisional guidelines that have been explained in detail in several orders (see, Orders 97-10-16, 97-10-17, 98-4-21, and 98-4-22). As outlined in those guidelines, we favor proposals that are based on jet aircraft that meet Stage 3 noise requirements; (2) there should be a reasonable expectation that the proposed service would be operationally and financially viable; and we place a premium upon the introduction of (a) new nonstop services where none exist and (b) new competitive services, especially by applicants that have the demonstrated potential to offer low-fare competition, where there is single-carrier service and the market could support entry, or where existing services do not produce meaningful price competition.

In generally requiring the use of jet aircraft for all slot exemption operations (except for Essential Air Service), the Department is recognizing the public benefit of deploying scarce resources in a manner that makes them available to the highest number of users. Although Congress did not require new entrant carriers to utilize Stage 3 aircraft, we nonetheless have favored proposals that would use such aircraft, given the overall emphasis on Stage 3 equipment in most of the provisions of the Act and in similar provisions of the Airport Noise and Capacity Act of 1990, which called for the elimination of Stage 2 aircraft by December 31, 1999.

Heretofore the Department's policies and decisions regarding slot exemptions for new entrant air carriers have evolved largely in the context of requests from operating airlines who have sought to enter or expand in discrete city-pair markets. Our guidelines on exceptional circumstances are framed accordingly. Thus, for example, in specifying that exemption applicants must demonstrate that there is a reasonable expectation that their proposed services will be operationally and financially viable, we have required explicit information about the market(s) to be served with the exemptions to enable us to make viability findings. JetBlue's proposal does not specify the precise order or number of markets it will serve, but it lists a total of 44 cities among which it would phase in its service in approximately 30 markets over a three-year period. As we discuss in the Decision portion of this order, the application contains sufficient information on these markets and JetBlue's marketing plan for us to conclude that the service is likely to be viable.

APPLICATION

On February 5, 1999, JetBlue Airways Corporation (then New Air Corporation) filed an application requesting seventy-five slot exemptions at J.F.K. International Airport (JFK) to be phased in over a three-year period, for the purpose of operating low-fare jet

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(2) 14 CFR Part 36, Subpart C and Appendix C.

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service between JFK and various points among a list of forty-four cities identified in the Appendix to its application, with a fleet of Stage 3 aircraft.

The applicant is a new airline that the Department has tentatively found fit and certified, subject to conditions, including its certification by the Federal Aviation Administration.(3) JetBlue intends to begin operations in early 2000 with Airbus A320 aircraft, initially serving two JFK city-pair markets, expanding to eleven markets by the end of its first year, and adding seven to ten markets in each of the second and third years. JetBlue is substantially capitalized, having raised $135 million prior to its start of operations, and it notes that it will operate state-of-the-art equipment that are among the quietest in the industry and that far exceed Stage 3 noise requirements.

JetBlue observes that while the overall success of airline deregulation is undisputed, it is also true that not all communities or regions have benefited equally -- or even at all -- and it asserts that New York, and JFK in particular, are a prime case in point. It provided data to demonstrate that, while New York enjoys nonstop service to a vast number of destinations from its three airports, there is a distinct lack of low-fare service in most of its domestic markets, especially the short- to medium-haul domestic markets.

JetBlue argues that its proposed operating plan constitutes exceptional circumstances as required for slot exemptions because it will bring the benefits of price competition to a very large volume of passengers who are now subjected to paying fare premiums. JetBlue states that it will offer low fares, not on a selective basis but throughout its system, generally at a fraction of the prevailing unrestricted fares.

JetBlue states that it has attempted with no success to obtain slots from current slot holders at JFK through the buy-sell rule,(4) and it points out that Congress has determined that the buy-sell mechanism should not be the exclusive means for carriers to obtain slots at constrained airports. Moreover, it states that, given the scale of its proposed operations, attempting to gain the necessary slots through the buy-sell rule is not practical.

In summary, JetBlue asserts that its proposcd service at maturity will provide much needed fare competition for millions of passengers with "the most environmentally friendly Stage 3 aircraft available", and that its exemption request meets the public interest and exceptional-circumstances tests required for its authorization.

RESPONSIVE PLEADINGS

On February 22, 1999, the Office of the Queens Borough President, City of New
York

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(3) Order 99-8-12, issued August 13, 1999.

(4) In that regard, JetBlue maintains that there is no statutory prerequisite that a carrier attempt to purchase or lease slots before it may be granted slot exemptions.

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(Queens), the International Association of Machinists and Aerospace Workers
(IAM), Delta Air Lines, Inc. (Delta), Coast Airlines, Inc. (The Coast), and Trans World Airlines, Inc. (TWA) filed answers.

      QUEENS

Queens opposes the application. First, Queens incorporates by reference its position regarding the application of Eastwind Airlines, Inc. for LaGuardia slot exemptions (Docket OST-99-4979), where it argued that the Department does not have the right to grant slot exemptions.(5) It acknowledges that JetBlue's service could produce competitive benefits, but it argues that there are alternatives available to JetBlue and to the Department that would achieve the same goals without increasing burdens on the people of Queens. Specifically, it recommends that the Department act to achieve increased service and reduced fares by reallocating existing slots at both JFK and LaGuardia. Absent that course, it contends that JetBlue should resort to purchasing slots under the buy-sell rule, operating at Newark, which does not have slot controls, or documenting to the Department why it is unable to do so.

Queens further argues that JetBlue's proposed operations will foster excessive delays, noise, vehicular traffic congestion, and pollution at JFK Airport, and therefore are not in the public interest. It also argues that the application is too vague for the Department to assess the purported benefits to the destinations that JetBlue proposes to serve, and that it does not meet the exceptional circumstances test.

      IAM

The IAM urges the Department to dismiss the application, on the grounds that JetBlue has not yet received a Certificate of Public Convenience and Necessity or an Air Carrier Certificate from the Federal Aviation Administration (FAA). The IAM further argues that JetBlue's pleading does not provide specific information concerning the service it will provide, when and with what frequency it will provide the service, and what equipment it will use, and thus does not enable the Department to ascertain whether it satisfies any of the slot-exemption criteria.

      DELTA

Delta argues that the creation of as many slot authorizations as JetBlue is requesting could seriously disrupt international operations at JFK. It asks the Department to give it and other airlines an opportunity to apply for new slots at JFK before considering granting the application.

      TWA

TWA asserts that JetBlue is not eligible for an exemption because it is not yet an air

------------------------
(5) The Department previously addressed this issue in detail and rejected Queens' position. See Order 98-10-29 at 9.

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carrier. TWA contends that, under the statutory language that slots may be awarded only to new entrant air carriers, an awardee must actually possess operating authority. It also argues that the operational plans of JetBlue are too vague for the Department to determine whether the carrier meets the statutory criteria for exemptions or to reach environmental impact conclusions. Finally, TWA maintains that because of the slot limitations imposed by 49 U.S.C.
Section 41714, New Air would not be eligible as a new entrant air carrier for any slots during the second and third year of its phase-in plan.

      SPIRIT AIRLINES

On February 24, 1999, Spirit Airlines, Inc. ("Spirit") filed an answer and a motion for leave to file. We will grant the motion. Spirit takes no position on the application, but discusses the severe obstacles that new entrant airlines face in gaining new or expanded access to slot controlled airports. It emphasizes that there is overwhelming demand for low-fare competition, and points to its own success in New York-area markets, despite the barriers it faces in attempting to gain access to, or expand in, such markets. It urges the Department to continue to take decisive steps to promote a level playing field for all low-fare, new entrant airlines.

      THE COAST AIRLINES, AKRON-CANTON REGIONAL AIRPORT, AND VIRGINIA PENINSULA COMMUNITIES

The Coast Airlines, Akron-Canton and the Virginia Peninsula Communities support the application.(6) The Coast urges the Department to award slot exemptions on a conditional basis to applicants, including itself, prior to their receiving effective certification from the Department.(7) It supports the concept of awarding slot exemptions on a phased basis. Akron-Canton and Virginia Peninsula both request that four of the slot exemptions JetBlue is seeking be allocated directly to them. They state that they, in turn, would then make the exemptions available to JetBlue if the carrier is in a position to use the slots after it is certificated. Otherwise, the communities would be able to seek the services of another carrier. They note that AirTran's low-fare schedules between their airports and Atlanta have been a resounding success, and they assert that Newport News-JFK service and Akron/Canton-JFK service would be similarly successful.

        REPLIES AND SURREPLIES

JetBlue filed replies on March 1 and April 9, the latter accompanied with a motion for leave to file. We will grant the motion. JetBlue maintains that it does qualify as a new

-----------------
(6) Akron-Canton and Virginia Peninsula filed motions for leave to file late documents on April 1 and July 27, respectively. We will grant the motions.
(7) The Coast is a new entrant airline applicant based in Portland, Oregon. Its application for a certificate of public convenience and necessity is pending before the Department in Docket OST 97-3049. It states that it anticipates filing an application for slot exemptions at JFK, based on low-fare service proposals, at a future date.

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entrant at JFK Airport; that it has recognized and addressed the environmental concerns of the communities in proximity to JFK Airport; and that it will work closely with the FAA in order to minimize delays during peak hours at the Airport. JetBlue maintains that it satisfies each of the statutory tests required under 14 U.S.C. ss. 417 14. It also urges the Department not to adopt the civic parties' position that slot exemptions should be awarded to the communities. It asserts that the ability of low-fare new entrants to serve communities most effectively would be eroded by placing slots in the control of the communities.

On March 10, 1999, Delta filed a surreply and motion for leave to file. We will grant the motion. Delta argues that once JetBlue has obtained twelve slots at JFK Airport it would no longer qualify as a new entrant as defined by the authorizing language for slot exemptions, and thus would no longer be entitled to additional new entrant slots. Delta reiterates that if there are additional slots available at JFK Airport, the Department must afford Delta and other airlines a fair and equal opportunity to obtain such slots.(8)

DECISION

We have decided to grant JetBlue the 75 slot exemptions it has requested at New York's JFK Airport, to be phased in over a three-year period.(9)

JetBlue currently holds no slots at JFK and thus qualifies as a new entrant air carrier for slot exemption purposes (see fn. 1, supra.) It has provided information, including its proposed fares, for a total of 44 markets from which it will establish its route system to and from JFK.(10) in all cases, it states that it will offer significantly lower fares than the average fares currently offered. It plans to use 162-seat Airbus A320 aircraft, which it characterizes as "the newest, safest, most advanced, quietest and most

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(8) Delta states that it uses all of its current JFK slots for the benefit of its own operations at the airport. On March 15, 1999, JetBlue filed a reply to Delta's surreply and a motion for leave to file. We will grant the motion. JetBlue maintains that Delta allows certain commuter airlines to use some of its slots at JFK Airport to support the commuters' operations. For purposes of reaching a decision on JetBlue's application here, we do not regard this issue as relevant.
(9) Pursuant to this authorization, JetBlue may implement up to 25 slot exemptions during its first 12 months of service, up to a cumulative total of 50 slot exemptions by the end of its second 12 months of service, and up to a cumulative total of 75 slot exemptions by the end of its third 12 months of service.
(10) The list of JetBlue's potential markets includes Akron/Canton, Atlanta, Boston, Buffalo, Burlington (VT), Charleston (SC), Charleston (WV), Charlotte, Chicago, Cincinnati, Cleveland, Columbia (SC), Columbus (OH), Dallas, Dayton, Denver, Flint, Ft. Lauderdale, Ft. Myers, Greensboro, Greenville/Spartanburg, Grand Rapids, Houston, Indianapolis, Jacksonville, Louisville, Memphis, Milwaukee, Minneapolis/St. Paul, Nashville, New Orleans, Norfolk, Orlando, Pittsburgh, Portland (ME), Raleigh/Durham, Richmond, Rochester (NY), Salt Lake City, Savannah/Hilton Head, Syracuse, Tampa/St. Petersburg, Washington, D.C., and West Palm Beach.

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environmentally friendly Stage 3 jets flying today." (Application at 12) As the
Department noted in Order 99-8-12, JetBlue's funding schedule, which includes pledges of over $128 million, is fully sufficient to enable the carrier to implement its first-year fleet acquisition program for up to eleven such aircraft. (Order at 6-7)" During the second and third years the carrier intends to acquire additional A320 aircraft, expanding its fleet to a total of 32. Over the three-year period it expects to inaugurate service to seven to ten city-pair markets per year.

Based on the information JetBlue has submitted, we find that grant of the exemptions it has requested is in the public interest and is consistent with our guidelines on exceptional circumstances as delineated in this order and in previous orders. JetBlue will use Stage 3 jet aircraft; it will provide competitive, low-fare service in numerous markets that will support new entry; and its service proposal is operationally and financially viable.

As we noted earlier, many authorities, including members of Congress, have concluded that the High Density Rule is a serious barrier to entry, which has had a dampening effect on domestic airline competition. In this instance, JetBlue's application contemplates across-the-board low-fare air service over an entire route system, potentially embracing more than forty city-pair markets and benefiting millions of consumers within a three-year start-up period. It is especially significant that JetBlue's route system will be centered on New York City, whose air fares are, in many instances, not competitive. The exemption request thus offers an opportunity of unprecedented magnitude to facilitate true price competition for a very broad geographic area.

JetBlue's business plan is to bring to the New York metropolitan area and many of its short- and medium-haul communities of interest a route system of price-competitive transportation services comparable to those that Southwest Airlines has brought to other cities throughout the nation. It is indisputable that Southwest has had a singularly positive effect on fare competition in literally every market it has chosen to serve. In many other markets, other low-fare new entrants have also had a salutary impact on domestic fares. Wherever those carriers have gone, fare competition has followed and traffic has increased, in many cases dramatically. The Department has previously granted New York-area (primarily LaGuardia) slot exemptions on the basis of low-fare proposals to Frontier Airlines, Spirit Airlines, AirTran, Pro Air, and American Trans Air, and traffic has been highly responsive. Spirit has commented in this proceeding that its low-fare services out of LaGuardia, Islip and Newark have been overwhelmingly successful. (Answer at 3)(12) Conversely, in the many short-haul and

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(11) The Department's financial fitness test requires new airline applicants to demonstrate sufficient funding to cover all pre-operating costs plus a working capital reserve equal to the operating costs that would be incurred in three months of normal certificated operations.
(12) Spirit also notes that its vital need to expand at LaGuardia or other facilities-constrained airports is severely limited, and urges that the Department carefully tailor the decision in this

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medium-haul markets that remain effectively closed out to such carriers, largely because of the inaccessibility to groundside facilities at major airports, price competition is clearly lacking.(13) In that perspective, JetBlue's planned operations promise major potential benefits, both through the immediate availability of low-fare schedules that JetBlue will offer and in the competitive effect they are likely to have on other airlines serving New York.

Queens, IAM and TWA assert that unless JetBlue provides a specific timetable for its entry into individual city-pair markets the Department cannot accurately evaluate the purported benefits and thus cannot ascertain whether there are exceptional circumstances as defined by our guidelines.

In past cases we have based our evaluations of financial and operational viability on the facts relevant to individual city-pair markets, and any grants of slot exemptions have been confined to those city-pair markets. We would expect to continue to view future slot exemption requests in the same manner. However, as we will explain, we find that JetBlue's proposal is unique and that it lends itself to consideration on a system basis. We do agree with the position expressed by several parties that we must evaluate the proposed markets in order to determine whether there are exceptional circumstances. Thus, we have carefully examined the full list of prospective markets that JetBlue intends to pursue. That list is a combination of underserved and/or high-fare markets with relatively little price competition, for which we concur that service by a low-fare airline would likely be successful.

The principal basis for our granting JetBlue's application is our commitment, as stated in our guidelines, to place a premium on the introduction of new services by applicants that have the demonstrated potential to offer low-fare competition where the market could support new entry or where existing services do not produce meaningful competition. JetBlue's market is New York short- and medium-haul, price-sensitive traffic, and it has structured its proposal to stimulate price-conscious demand with point-to-point schedules to as many as 44 cities within that range, Four of the markets currently have no nonstop service to any New York City airports, twenty have no

---------------------------------
case to recognize the continuing needs of all carriers wishing to inject low-fare competition in the New York market. The Department's policy objectives on slot exemptions, as well as with possible slot legislation, is fully consistent with Spirit's position.

(13) The dependence of short- and medium-haul markets on low-fare air carriers for price competition is prevalent particularly in network hub markets. Thus, for example, Atlanta and Detroit, which are network hubs but are also served by low-fare carriers, enjoy much lower average fares to New York than other New York markets of comparable distance. Other network hub cities within relatively short distance of New York -- for example, Charlotte, Cincinnati and Cleveland -- that are not served by any low-fare carrier endure average fares that are a third or more higher than those in markets of comparable distance. And average fares between New York and intermediate-distance hubs, such as Dallas, Houston and Minneapolis, are among the highest of all markets of comparable distance. See, DOT quarterly DOMESTIC AIRLINE FARES CONSUMER REPORTS.

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nonstop service to JFK, and eight more have only commuter aircraft service to
JFK. With only three exceptions, traffic levels for the 44 city pairs JetBlue has identified range from approximately 200 passengers a day to over 7,000. The three exceptions are markets that have no direct service to any New York City airport -- Akron/Canton, Charleston, WV, and Flint, and their traffic histories clearly do not reflect their potential demand. With this background, the prospective viability of JetBlue's planned operations can be readily adjudged on the basis of the information the carrier has given us.

Passengers traveling to and from New York City pay fares that are substantially higher than those in other markets across the country -- on average nearly one-fifth higher.(14) Air travelers between New York and network hub cities are subject to especially high fares, even where more than one network carrier provides nonstop service. The exceptions to New York's high average fares are those few markets that are served by low-fare airlines. For example, after ProAir began New York-Detroit low-fare service in the first quarter of 1998, average fares for the market (including all three major New York airports) dropped 50 percent from the same quarter a year earlier, and traffic increased by over 40 percent. In the case of JetBlue's proposal, 38 of the 44 markets in its business plan have average fares that are above the averages for markets of comparable distance.(15) It is reasonable, therefore, to expect adequate traffic response to support the low-fare route system JetBlue has designed. It is equally sound to leave to JetBlue's discretion the timing and order of its entry into individual city-pair markets.

In summary, we find all relevant aspects of JetBlue's operating plan reasonable. The success of the carrier's operations will depend on its own performance, including its marketing performance, and it is neither necessary nor appropriate in this case for the Department to substitute its judgement for JetBlue's in specifying which of the carrier's potential city-pair markets it chooses to serve, or in what order it elects to enter them. Rather, we find that implementation of JetBlue's operating plan will enable substantial transportation benefits throughout its proposed system in the form of low-fare competition for millions of air travelers.(16) We thus find on the basis of the record, including comprehensive information and evidence that JetBlue has provided, that the exemption request satisfies the requirement in our guidelines that the subject proposal should reasonably appear to be operationally and financially viable.

----------------------
(14) ORIGIN-DESTINATION SURVEY OF AIRLINE PASSENGER TRAFFIC, Third Quarter 1998.
(15) ORIGIN-DESTINATION SURVEY OF AIRLINE PASSENGER TRAFFIC, Calendar Year 1998. The six exceptions are Atlanta, Flint, Fort Lauderdale, Orlando, West Palm Beach and Tampa. Average fares for those markets during the reporting period were influenced by low-fare service at LaGuardia or Newark by Air Tran, Kiwi (which has since discontinued service), Spirit or Tower.
(16) The 44 city pairs among which JetBlue will select its markets generate an average of approximately 650,000 passengers a year, based on the ORIGIN-DESTINATION SURVEY for the Third Quarter 1998.

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IAM and TWA argue that JetBlue is not eligible for exemptions because it is not yet an air carrier. We disagree. Clearly, in order to be able to use any slot exemption authority, an applicant must first hold the requisite operating certificates. JetBlue has made the necessary applications with the Department, and the Department, in fact, has found the carrier fit and issued it a certificate of public convenience and necessity.(17) Moreover, JetBlue has articulated its operating plan in detail as an integral part of its slot exemption application. Thus, there is a fully adequate record on which the Department can judge the merits of the slot exemption request. There is no legal or practical reason for the Department not to proceed accordingly.

IAM cited AccessAir's exemption request in Docket OST-97-3087 as a precedent on this issue. In that case, AccessAir had similarly applied for slot exemptions although it had not yet acquired the status of a certificated air carrier. In Order 98-4-22 the Department denied AccessAir's application, noting in part that there was a very limited number of exemptions available, that there were numerous applicants, and that AccessAir's then non-operating status detracted, as a comparative matter, from the merits of its exemption proposal. However, there was no suggestion in that order, either explicit or implicit, that AccessAir's exemption application was not entitled to full consideration for a possible award.

In addition there are important distinctions between the AccessAir and JetBlue cases. Since 1994 when the Department was authorized to grant exemptions from the High Density Rule, there has been vigorous competition for slot exemptions at LaGuardia, where AccessAir was seeking exemptions. At the time we were considering AceessAir, five carrier applicants were competing for a total of only nine available exemptions at LaGuardia. Accordingly, it was appropriate to give some decisional relevance to AccessAir's status in the certification process. Conversely, only three other air carriers have ever filed JFK exemption applications (Air South, Pan American/Carnival, and Vanguard), and at present there are no requests under active consideration.(18) In that circumstance, our grant of exemptions to JetBlue, conditioned on its receiving effective certificate authority, does not prejudice any other applicant.

Delta and TWA also contend that JetBlue would not be eligible to receive slot exemptions during its second or third year on the grounds that its slot holdings would then exceed the statutory limit under the definition of a new entrant, i.e., 12 slots at the airport in question. Again we disagree. The authorizing language for the Department's slot exemption power (49 U.S.C. section 417
14(c)) does not place a limit on the number of exemptions we may grant to an eligible new entrant airline. Rather, it establishes eligibility standards for slot exemption applicants, leaving open the number

-------------------------
(17) Order 99-8-26, issued August 31,1999. The effectiveness of the certificate is subject to JetBlue's receiving FAA operating authority.
(18) Vanguard has an application pending in Docket OST 98-3550, but it has informally advised the Department that it is not pursuing the proposal at this time. For that reason we are not acting on the application in this order.

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of exempted slots the Department may confer to eligible carriers. In fact, the
Department has in past cases granted slot exemptions that exceeded 12 in number to individual carriers.(19) We have also found it expedient in other cases, as we do here, to allow flexibility to carriers to implement their exemption awards on a phased schedule. For example, in authorizing slot exemptions for regional jet services by three different carriers in Order 98-4-21, the Department recognized that those carriers' ability to implement their exemptions would depend on factors such as the delivery of aircraft over an extended period of time. Thus, we did not specify any dates by which the slot exemptions would have to be implemented. In brief, our decisions here to grant a total of 75 exempted slots to a single applicant, and to permit them to be phased in over a three-year period, are both legally permissible and supported by our own precedent.

Two civic parties (Akron/Canton and Virginia Peninsula) ask the Department to allocate a number of exemptions directly to them rather than to JetBlue. The Department's consistent policy has been to award slot exemptions to air carriers that demonstrate that they will implement them in a manner consistent with our guidelines and that their proposed operations are reasonably likely to be viable. On the single occasion where we allocated slot exemptions to non-airline panics (the communities of Greenville/Spartanburg, SC, and Savannah, GA/Hilton Head, SC, Order 99-3-12), we made clear that we were doing so on a one-time, experimental basis. Pending our evaluation of the outcome of that experiment, we continue to find that our ability to perform a careful assessment of an actual air carrier proposal is essential for the most beneficial administration of our slot exemption authority. Consequently, we will not adopt the request of the Akron/Canton and Virginia Peninsula parties.

Queens raised what they consider to be serious concerns about flight delays, noise, vehicular traffic congestion, and pollution as a consequence of JetBlue's operations. In a similar context, Delta expressed concern that JetBlue's operations could disrupt international operations at JFK.

An Environmental Assessment has been prepared, which addresses environmental issues in detail. Based on that study, we have concluded that JetBlue's proposed operations will not have a significant impact on the human environment. The complete text of the Environmental Assessment, and a Finding of No Significant Impact, are included in this docket.

We have also carefully considered the possibility of flight delays, regarding both domestic and international flights, as a result of JetBlue's operations. In addressing this issue we have consulted with senior Federal Aviation Administration officials, as we did concerning all aspects of JetBlue's proposal. The majority of JetBlue's operations are outside the five slot-controlled hours. Current airport demand during non slot-

----------------------
(19) Atlantic Coast Airlines was granted slot exemptions as a new entrant for a total of 19 operations a day at Chicago O'Hare Airport (see Orders 98-4-21, issued April 21, 1998, and 99-7-17, issued July 27, 1999).

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controlled hours is less than half the demand during slot-controlled hours.
Flights planned by JetBlue during the non slot-controlled hours are well within the capacity of the airport. During the slot-controlled hours, this exemption will allow JetBlue to add an average of five operations per hour per year. This level of activity will be managed using existing air traffic control procedures without anticipating significant operational problems. JetBlue is to work with the Federal Aviation Administration on the timing of these new operations granted by this order by scheduling flights during periods of reduced demand and by conducting opposite direction flights (i.e., arrivals during departure peaks) to the extent practical.

Safety will not be affected by the additional flights authorized for JetBlue since air traffic control procedures, not the High Density Rule, are used to maintain aircraft separation. Moreover, to the extent that these new operations (or additional flights at non-HDR airports) may cause some degree of flight delays, it is appropriate to balance potential flight delays with the vital public interest need to address and implement methods to improve the state of airline competition.

Queens also argues that there are preferable alternatives to the grant of slot exemptions to JetBlue that would achieve the same beneficial results. Queens correctly comments that the holding of a slot is not a property right, and it suggests that existing slots be redistributed to new entrants. Absent that course of action, it would require new carriers such as JetBlue to seek slots through the buy-sell marketplace.

As we have previously acknowledged, the 1996 GAO Report had similarly recommended, as a means of stimulating new price competition, the possible periodic withdrawal of some slots that are not being efficiently used. (See Order 98-4-22 at 17) Given our finding that there would be no significant impact on the human environment as a result of our granting slot exemptions to JetBlue, and given our success in using our slot exemption authority as an effective means of addressing service competition in other markets, we see no reason to adopt this alternative approach here. Moreover, the record now before us supports our using the exemption authority as the appropriate means to facilitate the service and fare benefits that JetBlue will offer. Thus, while the suggested system of redistributing existing slots remains under active consideration, the slot exemption authority specifically granted by Congress appears under these circumstances to be the more efficient and effective approach to JetBlue's situation.

We also find that requiring JetBlue to acquire its access to JFK through the buy-sell mechanism is not a reasonable alternative, especially given its plan to be headquartered at JFK and to operate a route system of substantial size. JetBlue has represented in its application that it attempted unsuccessfully to purchase slots for its proposed service, and its claim is consistent with those of many other carriers who have described to the Department their frustrations in attempting to gain access to slot-controlled airports. There is ample evidence that the cost of obtaining slots at those airports is very high, if indeed slots can be obtained at all.

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                                       14


FUTURE CHANGES

As the FAA slot regulation makes clear "(s)lots do not represent a property right but represent an operating privilege subject to absolute FAA control (and) slots may be withdrawn at any time to fulfill the Department's operating needs. 14 C.F.R. Section 93.223 (a). This order should not be construed as conferring on these carriers any ability to sell, trade, transfer, or convey the operating authorities granted by the subject exemptions.

The Department is granting slot exemptions by this order on the ground that the services proposed by JetBlue meets the statutory public interest and exceptional circumstances criteria. The Department reserves the right to modify or terminate such exemption authority if the Department determines that, due to changed circumstances, these criteria are no longer satisfied by an applicant's use of the authority.

The Department issues this order under the authority delegated in 49 CFR 1.56(a)(f)(1).

ACCORDINGLY,

1. The Department grants exemptions from 14 CFR Part 93, Subparts K and S, to JetBlue Corporation, to enable it to conduct 75 flight operations a day (departures or arrivals) at New York's JFK Airport during the slot-controlled period 3:00 p.m. to 7:59 p.m. at times to be determined in consultation between JetBlue Corporation and the Federal Aviation Administration. JetBlue may implement up to 25 of these slot exemptions during its first 12 months of operations, up to a cumulative total of 50 of the slot exemptions by the end of its second 12 months of operations, and up to the cumulative total of 75 by the end of its third 12 months of operations;

2. The Department directs JetBlue Corporation to contact the Airspace and Air Traffic Law Branch of the Office of the Chief Counsel in the Federal Aviation Administration as soon as possible following the issuance of this order to determine with the FAA the actual times for arriving and departing flights as authorized by this order and to establish starting dates for implementing the schedules.(20) Actual times will be authorized at or before the beginning of each 12-month period in accordance with the phase-in schedule detailed above in ordering paragraph 1;

------------------------
(20) Our consistent practice has been to rely on the airline recipients of slot exemptions and the FAA to determine the actual times for authorized operations, recognizing that specific times may in some cases not be feasible. To the extent that JetBlue's schedules cannot be accommodated at the times it proposes, we would expect JetBlue and the FAA to develop mutually acceptable alternative times.

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                                       15


3. The authority granted under these exemptions is subject to all of the other requirements delineated in 14 C.F.R. Part 93, Subparts K and S, including, but not limited to, the reporting provisions and use or lose requirements; and

4. We shall serve this order on all parties on the service list in Docket OST-99-5085.

By:

                                 A. BRADLEY MIMS
                     Acting Assistant Secretary for Aviation
                            and International Affairs

(SEAL)

    AN ELECTRONIC VERSION OF THIS ORDER IS AVAILABLE ON THE WORLD WIDE WEB AT
                     http://dms.dot.gov/reports_aviation.asp